UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 4)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

ImmunoPrecise Antibodies Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia	8731	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3204 - 4464 Markham Street

Victoria, British Columbia V8Z 7X8

(250) 483-0308

(Address and telephone number of Registrant’s principal executive offices)

ImmunoPrecise Antibodies (USA), Ltd.

4837 Amber Valley Parkway Suite 11

Fargo, ND 58104

(701) 353-0022

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	IPA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

ImmunoPrecise Antibodies Ltd. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company filed a Registration Statement on Form 40-F (the “Registration Statement”) on September 16, 2020, as amended on October 2, 2020, November 4, 2020 and December 22, 2020.

The Company is filing this Amendment No. 4 to the Registration Statement to (i) include an additional exhibit, which is incorporated by reference in this Registration Statement on Form 40-F and (ii) amend the exhibit references under the heading “Principal Documents”. No other amendment to the Registrant’s Registration Statement on Form 40-F is being effected hereby.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 16 of the Annual Information Form for the year ended April 30, 2020, attached as Exhibit 99.119 to this Registration Statement and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 21 of the Registrant’s Management’s Discussion & Analysis for the year ended April 30, 2020, attached as Exhibit 99.83, on page 18 of the Registrant’s Management’s Discussion & Analysis for the three months ended July 31, 2020, attached as Exhibit 99.96, and on page 17 of the Registrant’s Management’s Discussion & Analysis for the six months ended October 31, 2020, attached as Exhibit 99.136 to this Registration Statement and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.140, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the experts named in the foregoing Exhibits as Exhibit 99.111, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended April 30, 2020, attached hereto as Exhibit 99.119.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on April 30, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.3943. The exchange rate of Canadian dollars into United States dollars, on September 15, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.3176.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of April 30, 2020:

	Payments due by period (in Cdn$)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and Accrued Liabilities	1,766,058	1,766,058	—	—	—
Loans Payable	312,139	121,833	190,306	—	—
Deferred Acquisition Payments (1)	2,052,626	1,546,088	506,538	—	—
Leases	2,082,978	849,255	1,233,723	—	—
Debentures	2,000,000	2,000,000	—	—	—
Total	8,213,801	6,283,234	1,930,567	—	—

(1)	Cdn$1,016,112 aggregate payments not included in this table are to be settled with issuance of shares.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://www.immunoprecise.com/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit No.	Description

99.1*	News Release dated May 30, 2019

99.2*	News Release dated June 26, 2019

99.3*	News Release dated July 15, 2019

99.4*	News Release dated August 1, 2019

99.5*	Consolidated Financial Statements of ImmunoPrecise Antibodies Ltd. for the year ended April 30, 2019 and 2018

99.6*	Management Certification of Form 13-501F1 dated August 28, 2019

99.7*	Certification of Annual Filings by CFO dated August 28, 2019

99.8*	Certification of Annual Filings by CEO dated August 28, 2019

99.9*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for year ended April 30, 2019

99.10*	News Release dated August 28, 2019

99.11*	Notice of Annual General Meeting of Shareholders of ImmunoPrecise Antibodies Ltd. dated August 29, 2019

99.12*	News Release dated September 23, 2019

99.13*	News Release dated September 24, 2019

99.14*	Condensed Interim Consolidated Financial Statements (Unaudited) of ImmunoPrecise Antibodies Ltd. dated July 31, 2019 and 2018

99.15*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for three months ended July 31, 2019

99.16*	Certification of Interim Filings by CFO dated September 30, 2019

99.17*	Certification of Interim Filings by CEO dated September 30, 2019

99.18*	News Release dated September 30, 2019

99.19*	Notice of Annual General Meeting of Shareholders of ImmunoPrecise Antibodies Ltd. amended dated September 30, 2019

99.20*	News Release dated October 1, 2019

99.21*	News Release dated October 3, 2019

99.22*	News Release dated October 18, 2019

99.23*	Voting Instruction Form for Annual General Meeting to be held on November 22, 2019

99.24*	Notice of Annual General Meeting of Shareholders of ImmunoPrecise Antibodies Ltd. dated October 22, 2019

99.25*	Notice of Meeting and Management Information Circular dated October 22, 2019

99.26*	Form of Proxy for Annual General Meeting of ImmunoPrecise Antibodies Ltd. to be held on November 22, 2019

99.27*	Shareholder Rights Plan Agreement between ImmunoPrecise Antibodies Ltd. and Computershare Trust Company dated October 17, 2019

99.28*	News Release dated November 5, 2019

99.29*	News Release dated December 2, 2019

99.30*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for six months ended October 31, 2019

99.31*	Condensed Interim Consolidated Financial Statements (Unaudited) of ImmunoPrecise Antibodies Ltd. dated October 31, 2019 and 2018

99.32*	Certification of Interim Filings by CFO dated December 17, 2019

99.33*	Certification of Interim Filings by CEO dated December 17, 2019

99.34*	News Release dated December 17, 2019

99.35*	News Release dated January 6, 2020

99.36*	News Release dated January 9, 2020

99.37*	News Release dated January 20, 2020

99.38*	Certification of Annual Filings by CFO dated February 14, 2020

99.39*	Certification of Annual Filings by CEO dated February 14, 2020

99.40*	Annual Information Form of ImmunoPrecise Antibodies Ltd. for the year ended April 30, 2020 dated February 14, 2020

99.41*	Form NI 44-101 Notice of intent to qualify dated February 19, 2020

99.42*	News Release dated February 20, 2020

99.43*	News Release dated March 2, 2020

99.44*	News Release dated March 6, 2020

99.45*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for the three and nine month period ended January 31, 2020 and 2019

99.46*	Condensed Interim Consolidated Financial Statements (Unaudited) of ImmunoPrecise Antibodies Ltd. dated January 31, 2020 and 2019

99.47*	Certification of Interim Filings by CFO dated March 10, 2020

99.48*	Certification of Interim Filings by CEO dated March 10, 2020

99.49*	News Release dated March 10, 2020

99.50*	News Release dated March 12, 2020

99.51*	News Release dated March 30, 2020

99.52*	News Release dated March 31, 2020

99.53*	News Release dated April 2, 2020

99.54*	Material Change Report of ImmunoPrecise Antibodies Ltd. dated March 30, 2020

99.55*	Material Change Report of ImmunoPrecise Antibodies Ltd. dated March 31, 2020

99.56*	News Release dated April 14, 2020

99.57*	News Release dated April 15, 2020

99.58*	News Release dated April 17, 2020

99.59*	News Release dated April 24, 2020

99.60*	Material Change Report of ImmunoPrecise Antibodies Ltd. dated April 24, 2020

99.61*	News Release dated May 6, 2020

99.62*	News Release dated May 8, 2020

99.63*	Share Purchase Agreement, dated March 15, 2018, by and among ImmunoPrecise Antibodies Ltd., ImmunoPrecise Netherlands B.V., Modiquest Research B.V., Immulease B.V., Immusys B.V.

99.64*	Share Exchange Agreement for U-Protein Express B.V., dated August 10, 2017, by and among ImmunoPrecise Antibodies Ltd., U-Protein Express B.V., and the sellers and principals signatory thereto

99.65*	News Release dated May 15, 2020

99.66*	News Release dated May 15, 2020

99.67*	Material Change Report of ImmunoPrecise Antibodies Ltd. dated May 15, 2020

99.68*	Amendment, Termination, and Settlement Agreement dated March 14, 2019 between ImmunoPrecise Antibodies Ltd., ImmunoPrecise Netherlands B.V., Immusys B.V., Modiquest Research, Immulease B.V., and Mr Jozef Maria Raats

99.69*	Form 45-106F1 Report of Exempt Distribution dated May 25, 2020

99.70*	News Release dated May 27, 2020

99.71*	News Release dated June 4, 2020

99.72*	News Release dated June 11, 2020

99.73*	News Release dated June 22, 2020

99.74*	News Release dated June 29, 2020

99.75*	Material Change Report of ImmunoPrecise Antibodies Ltd. dated June 29, 2020

99.76*	News Release dated July 13, 2020

99.77*	News Release dated July 20, 2020

99.78*	News Release dated July 28, 2020

99.79*	News Release dated July 31, 2020

99.80*	News Release dated August 13, 2020

99.81*	Consolidated Financial Statements of ImmunoPrecise Antibodies Ltd. for the years ended April 30, 2020 and 2019

99.82*	Management Certification of Form 13-501F1 dated August 28, 2020

99.83*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for year ended April 30, 2020

99.84*	Certification of Annual Filings by CFO dated August 28, 2020

99.85*	Certification of Annual Filings by CEO dated August 28, 2020

99.86*	News Release dated August 31, 2020

99.87*	News Release dated September 1, 2020

99.88*	News Release dated September 8, 2020

99.89*	News Release dated September 9, 2020

99.90*	News Release dated September 10, 2020

99.91*	News Release dated September 17, 2020

99.92*	News Release dated September 22, 2020

99.93*	News Release dated September 25, 2020

99.94*	News Release dated September 28, 2020

99.95*	News Release dated September 28, 2020

99.96*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for the three months ended July 31, 2020.

99.97*	Condensed Interim Consolidated Financial Statements (Unaudited) of ImmunoPrecise Antibodies Ltd. dated July 31, 2020 and 2019

99.98*	Certification of Interim Filings by CFO dated September 29, 2020

99.99*	Certification of Interim Filings by CEO dated September 29, 2020

99.100*	News Release dated September 29, 2020

99.101*	News Release dated October 5, 2020

99.102*	News Release dated October 6, 2020

99.103*	Notice of Meeting and Record Date dated October 7, 2020

99.104*	News Release dated October 8, 2020

99.105*	Abridgement Certificate dated October 26, 2020

99.106*	Notice of Meeting dated October 20, 2020

99.107*	Form of Proxy for Annual General and Special Meeting to be held on November 20, 2020

99.108*	Management Information Circular dated October 20, 2020

99.109*	News Release dated October 27, 2020

99.110*	News Release dated November 3, 2020

99.111*	Consent of Crowe MacKay LLP dated September 16, 2020

99.112*	News Release dated November 4, 2020

99.113*	Qualification Certificate dated November 6, 2020

99.114*	Preliminary Short Form Base Shelf Prospectus dated November 6, 2020

99.115*	Receipt from British Columbia Securities Commission dated November 6, 2020

99.116*	News Release dated November 9, 2020

99.117*	Certification of Annual Filing by CFO dated November 16, 2020

99.118*	Certification of Annual Filing by CEO dated November 16, 2020

99.119*	Annual Information Form of ImmunoPrecise Antibodies Ltd., dated November 16, 2020

99.120*	Undertaking dated November 17, 2020

99.121*	News Release dated November 17, 2020

99.122*	News Release dated November 19, 2020

99.123*	News Release dated November 23, 2020

99.124*	Material Change Report dated November 24, 2020

99.125*	News Release dated November 25, 2020

99.126*	News Release dated December 11, 2020

99.127*	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process - J. Kuo

99.128*	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process – L. Helbling

99.129*	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process – J. Bath

99.130*	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process – B. Lundstrom

99.131*	Auditors Consent Letter for Short Form Base Shelf Prospectus dated December 11, 2020

99.132*	News Release dated December 14, 2020

99.133*	Final Short Form Base Shelf Prospectus dated December 11, 2020

99.134*	Receipt from British Columbia Securities Commission dated December 14, 2020

99.135*	News Release dated December 21, 2020

99.136*	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for six months ended October 31, 2020

99.137*	Condensed Interim Consolidated Financial Statements (Unaudited) of ImmunoPrecise Antibodies Ltd. dated October 31, 2020 and 2019

99.138*	Certification of Interim Filing by CFO dated December 21, 2020

99.139*	Certification of Interim Filing by CEO dated December 21, 2020

99.140	News Release dated December 23, 2020

*	Filed Previously

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer

Date: December 28, 2020